

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

February 2, 2010

Daniel C. Masters
President
Three Shades for Everybody, Inc.
1150 Silverado, Suite 204
La Jolla, CA 92037

> **Re: Three Shades for Everybody, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2009**
> **Filed September 8, 2009**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2009**
> **Filed November 10, 2009**
> **File No. 0-53385**

Dear Mr. Masters:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. You should comply with the remaining comment in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2009

Report of Independent Registered Public Accounting Firm, page 13

1. Please be advised that Companies in the development stage are required to present financial statements for the cumulative period from inception to the most recently completed fiscal period. When that fiscal period is the end of the year, auditors must express an opinion on the cumulative period from inception to the most

recent year-end. Please provide an updated audit report that opines on the cumulative period from inception through June 30, 2009.

Note 2 – Stockholders' Equity, page 21

2. We note the change in capital structure resulting from your 1-for-60 reverse stock split on July 24, 2008. Please retroactively adjust your financial statements and related footnotes, pursuant to SAB Topic 4:C. Also retroactively adjust the computations of basic and diluted EPS for all periods presented, pursuant to paragraph 54 of SFAS 128 (ASC 260-10-55-12).

Item 9A. Controls and Procedures, page 24

3. We note that your annual report on Form 10-K does not include a report of management's assessment regarding internal control over financial reporting or attestation report of your registered public accounting firm due to the transition period for newly public companies. Please revise your disclosures to include the statement set forth in section 1 to the instructions to paragraphs (a) and (b) of Item 308T of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Notes to Financial Statements, page 6

4. Please be advised that the FASB Accounting Standards Codification ("FASB ASC") is effective for financial statements that cover interim and annual periods ending after September 15, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. Please confirm that you will revise any references to accounting standards, accordingly, in future filings.

Note 2 – Stockholders' Equity, page 8

5. We note the change in capital structure resulting from your 1-for-60 reverse stock split on July 24, 2008. Please retroactively adjust your financial statements and related footnotes, pursuant to SAB Topic 4:C. Also retroactively adjust the computations of basic and diluted EPS for all periods presented, pursuant to paragraph 54 of SFAS 128 (ASC 260-10-55-12).

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact John Archfield at (202) 551-3315 or Dave Walz at (202) 551-3358 if you have questions regarding comments on the filing and related matters. Please contact me at (202) 551-3790 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services